

August 30, 2012

Via E-mail
David R. Bochenek
Vice President and Chief Accounting Officer
Sinclair Broadcast Group, Inc.
10706 Beaver Dam Rd.
Cockeysville, MD 21030

> **Re: Sinclair Broadcast Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 000-26076**

Dear Mr. Bochenek:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Revenue Recognition, page F-16

1. We note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2011 which states that "due to the complexities and uniqueness of each arrangement, we have determined that our ESP for the retransmission consent fee element is based upon the market, the MVPD, the network affiliation, the number of subscribers, the length of the contract and other factors." In this regard, since you are now using ESP to determine fair value versus VSOE or third-party evidence, it is unclear to us why the new guidance did not impact your accounting. Referring to the prior accounting guidance;
   - Tell us how you determined fair value before ASU 2009-13.

- Tell us how you determined that the retransmission consent fee is a separate unit of accounting.

8. Income Taxes, page F-28

2. We note your statement that you "expect that $7.7 million of valuation allowance related to certain deferred tax assets of one of our consolidated VIEs may be released in the first quarter of 2012 when the weight of all available evidence will support full realization of the deferred tax assets." We also note that you released the valuation allowance in the first quarter of 2012 as predicted. In your critical accounting policies and estimates, please discuss specific variables and evidence that affected the release of your valuation allowance. Provide disclosure that allows the reader to analyze your assumptions, estimates, and judgments. Also, tell us in detail why you did not release the valuation allowance during the year ended December 31, 2011. Provide us with your proposed disclosure.

Form 10-Q for the quarterly period ended June 30, 2012

1. Summary of Significant Accounting Policies, page 8

Variable Interest Entities, page 8

3. We note your statement that, "we have outsourcing agreements with certain other license owners, under which we provide certain non-programming related sales, operational and administrative services… for the same reasons noted above regarding the LMAs with Cunningham, we have determined that the outsourced license station assets are VIEs and we are the primary beneficiary." However, it appears that you provide different services to these other non-Cunningham VIEs. For example, you do not provide programming, sales and managerial services to the other VIEs. Also, it appears that your Bank Credit Agreement contains certain cross-default provisions with Cunningham, but not with the other VIEs. Since these other LMAs seem to have different provisions than the Cunningham LMA's, it is unclear to us why you state that, "for the same reasons noted above regarding the LMAs with Cunningham, we have determined that the outsourced license station assets are VIEs and we are the primary beneficiary." Please advise.

Subsequent events, page 11

4. We note your disclosure that on July 19, 2012 you "entered into a definitive agreement to purchase the broadcast assets of six television stations owned and/or operated by Newport Television (Newport) for $412.5 million." In this regard, tell us how you evaluated Rule 11-01(d) of Regulation S-X in determining that you acquired assets versus a business. If you believe you acquired a business, tell us how you evaluated Rule 3-05 of Regulation S-X in determining the need to file audited financial statements and pro forma financial statements for businesses acquired.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Paul Fischer, Attorney-Advisor, at 202-551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director